April 9, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re: Registrants:	Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Natixis

Cash Management Trust – Money Market Series, Loomis Sayles Funds I,

Loomis Sayles Funds II, Gateway Trust and Hansberger International Series

File No.:	811-04323, 811-00242, 811-09945, 811-02819, 811-08282, 811-06241,

811-22099 and 811-07729

Filing Type:	DEF 14A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 5, 2010, regarding the preliminary proxy statements filed on Schedule 14A for Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Natixis Cash Management Trust – Money Market Series, Loomis Sayles Funds I, Loomis Sayles Funds II, Gateway Trust and Hansberger International Series (the “Registrants”), which were filed with the Commission on March 26, 2010 (the “Proxy Statement”).

For your convenience, we have summarized Staff comments below, followed by the Trusts’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trusts in the Proxy Statement.

1. Comment. Elaborate on the qualifications of each candidate that were considered by the Board of Trustees in selecting the four Nominees.

Response. In response to this comment, the following has been added as the first paragraph under the section “Information About the Trustees” on page 4 of the Proxy Statement:

The Board believes that the Nominees are qualified to continue to serve on the Board of Trustees of the Trusts and that it is appropriate to nominate them for election by shareholders for the following reasons:

•

Kenneth A. Drucker – experience as lead independent trustee and chairman of the Audit Committee of Gateway Fund for 25 years, independent director of M Fund (mutual funds), independent director and chairman of the Audit Committee of Formica Corporation, as well as his extensive executive experience, including as vice president and treasurer of Sequa Corporation (NYSE) and experience at a public accounting firm. Mr. Drucker is a Certified Public Accountant and a member of the American Institute of CPAs and the Connecticut Society of CPAs.

•

Wendell J. Knox – experience on the board of directors of four other business organizations, as well as his executive experience, including roles as president and chief executive officer of a consulting company.

•

Erik R. Sirri – experience as Director of the Division of Trading and Markets at the U.S. Securities and Exchange Commission, as well as his academic experience as a professor of finance at Babson College and his training as an economist. The Board also considered the fact that Mr. Sirri has also served as a consultant for securities firms, stock exchanges, mutual fund companies, issuers and information vendors on a variety of regulatory and business matters.

•

Peter J. Smail – over 20 years experience in the mutual fund industry and his executive experience, including roles as president of Fidelity Investment’s defined contribution business, as well as president and chief executive officer of Pyramis Global Advisors at Fidelity Investments.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Natixis Cash Management Trust – Money Market Series, Loomis Sayles Funds I, Loomis Sayles Funds II, Gateway Trust and Hansberger International Series

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

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